UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  o          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated July 28, 2021: Safe Bulkers, Inc. Reports Second Quarter and Six Months 2021 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2021

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Second Quarter and Six Months 2021 Results

Monaco – July 28, 2021 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and six months periods ended June 30, 2021.

Financial highlights
In million U.S. Dollars except per share data	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Six Months 2021	Six Months 2020
Net Revenues	81.6	62.5	52.2	51.9	48.3	144.1	94.0
Net income/(loss)	32.4	21.3	7.6	3.3	(13.9)	53.8	(23.8)
Adjusted Net income/(loss)[1]	36.3	16.7	7.7	3.5	(13.3)	52.9	(23.5)
EBITDA[2]	50.2	39.3	26.2	22.1	5.7	89.5	15.4
Adjusted EBITDA [2]	54.1	34.6	26.3	22.3	6.3	88.7	15.7
Earnings/(loss) per share basic and diluted[3]	0.27	0.18	0.04	0.00	(0.16)	0.45	(0.29)
Adjusted earnings/(loss) per share basic and diluted [3]	0.31	0.14	0.04	0.00	(0.16)	0.45	(0.29)

Average Daily results in U.S. Dollars
Time charter equivalent rate[4]	21,098	15,567	12,319	12,575	8,094	18,321	8,585
Daily vessel operating expenses[5]	4,874	4,702	3,978	4,896	4,729	4,788	4,750
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[6]	4,568	4,358	3,955	4,459	4,207	4,463	4,246
Daily general and administrative expenses[7]	1,488	1,440	1,469	1,418	1,374	1,464	1,373

In million U.S. Dollars
Total Cash[8]	127.4	130.1	124.0	106.7	118.8
Revolving credit facilities[9]	67.0	6.6	1.0	3.0	1.0
Financing Commitments[10]	54.7	54.7	46.2	0.0	0.0
Total Debt[11]	491.4	603.2	607.7	608.9	625.4

1 Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss) before gain/(loss) on derivatives, early redelivery income, impairment and loss on assets, loss on inventory valuation and gain/(loss) on foreign currency. See Table 4.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization. See Table 4. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery cost, loss on inventory valuation and, gain/(loss) on foreign currency. See Table 4.

3 Earnings/(loss) per share and Adjusted Earnings/(loss) per share represent Net Income and Adjusted Net income less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares respectively. See Table 4.

4 Time charter equivalent rate, or TCE rate, represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 5.

5  Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. See Table 5.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. See Table 5.

7  Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. See Table 5.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Undrawn borrowing capacity under revolving reducing credit facilities.

10 Secured financing commitments for loan and  sale and lease back financings.

11 Total Debt represents Long-term debt plus Current portion of long-term debt and Liability directly associated with assets held for sale, net of deferred financing costs.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: ''We are happy to present to our shareholders the financial results for the second quarter 2021, with strong profitability, reduced debt and substantial actions towards fleet renewal.''

Update on COVID-19, company's actions and status

There has been a negative effect from the COVID-19 pandemic on the Company's results of operations and financial condition during the second quarter, due to higher crew and related costs of about $1.1 million. Any future impact of COVID-19 on the Company’s results of operations and financial condition and any long-term impact of the pandemic on the dry bulk industry, will depend on future developments, which are highly uncertain and cannot be predicted, including new waves of the pandemic and any new potential restrictions imposed as a result of the virus, new information which may emerge concerning the severity of the virus and/or actions taken to contain or treat its impact, including distribution and effectiveness of the vaccines, as well as political implications that could further impact world trade and global growth.

The COVID-19 pandemic has had a significant impact on the shipping industry and seafarers in general, as port lockdowns were imposed globally during 2020 and 2021. The Company has worked extensively to find solutions focusing on effectively managing crew changes despite the ongoing port closures and travel restrictions imposed by governments around the world. The Company has also taken measures to protect its seafarers' and shore employees' health and well-being, keep its vessels sailing with minimal disruption to their trading ability, service its charterers and mitigate and address the risks, effects and impact of COVID-19 on its operations and financial performance.

At-the-market equity offering program

In August 2020, the Company filed a prospectus supplement with the Securities and Exchange Commission (“SEC”), under which it could offer and sell shares of its common stock (“Shares”) from time to time up to aggregate sales proceeds of $23.5 million through an “at-the-market” equity offering program (the “ATM Program”).

In May 2021, the Company filed a supplement to its prospectus supplement to increase the capacity under the ATM Program to allow for sales of Shares for aggregate gross offering proceeds of up to $100.0 million under the ATM Program. As of June 30, 2021, the Company had sold 17,271,006 shares of common stock under the ATM Program with aggregate net offering proceeds to the Company of $61.5 million. Shares of common stock with aggregate  sales proceeds of up to approximately $38.5 million remain available for sale.

Chartering our fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions. Our customers represent some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flow, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions and provide an opportunity for a potential upside in our revenue when charter market conditions improve.

During the second quarter of 2021, we operated 41.49 vessels on average earning a TCE12 of $21,098 compared to 41.82 vessels earning a TCE of $8,094 during the same period in 2020. Our contracted employment profile is presented below in Table 1.

Table 1: Contracted employment profile of fleet ownership days as of July 23, 2021

2021 (remaining)	75%
2021 (full year)	89%
2022	33%
2023	17%

The detailed employment profile of our fleet is presented in Table 6.

Fleet update

As of July 23, 2021, the orderbook of the Company consisted of eight Japanese, dry-bulk newbuilds of which five were Kamsarmax class vessels and three were Post-Panamax class vessels, with scheduled deliveries of two within 2022, four within 2023 and two within 2024. All eight newbuild vessels are designed to meet the Phase 3 requirements of Energy Efficiency Design Index related to the reduction of green house gas emissions (''GHG -EEDI Phase 3'') as adopted by the International Maritime Organization, ("IMO") and also comply with the latest NOx emissions regulation, NOx-Tier III (IMO, MARPOL Annex VI, reg. 13).

As of July 23, 2021 the Company had entered into agreements to acquire one second-hand Panamax class vessel and to sell six vessels, of which four were Panamax and two were Kamsarmax class vessels.

12 Time Charter Equivalent (“TCE”) rate represents charter revenues net of commissions and voyage expenses divided by the number of available days.

In more detail:

Orderbook

In October 2020, the Company entered into an agreement for the acquisition of one 82,000 dwt, Kamsarmax class  newbuild vessel.

In December 2020, the Company entered into an agreement for the acquisition of one 87,000 dwt, Post-Panamax class newbuild vessel.

In May 2021, the Company entered into an agreement for the acquisition of two 87,000 dwt, Post-Panamax class newbuild vessels.

In June 2021, the Company entered into an agreement for the acquisition of one 82,000 dwt, Kamsarmax class newbuild vessel.

In July 2021, the Company entered into an agreement for the acquisition of three 82,000 dwt, Kamsarmax class newbuild vessels.

Second-hand acquisitions

In March 2021, the Company took delivery of MV Paraskevi 2, a 2011-built Japanese Panamax class vessel at a gross price of $14.1 million.

In June 2021, the Company entered into an agreement for the acquisition of the 2013-built Japanese Panamax class MV Koulitsa 2, at a gross price of $22.0 million which was delivered to us on July 26, 2021. The purchase was funded by the cash reserves of the Company.

Vessel sales

In January 2021, the Company entered into an agreement for the sale of the Panamax class MV Paraskevi, built 2003, at a gross sale price of $7.3 million. The vessel was delivered to her new owners in April 2021.

In January 2021, the Company entered into an agreement for the sale of the Panamax class MV Vassos, built 2004, at a gross sale price of $8.7 million. The vessel was delivered to her new owners in May 2021.

In May 2021, the Company entered into an agreement for the sale of the Kamsarmax class MV Pedhoulas Builder, built 2012, at a gross sale price of $22.5 million. The vessel was delivered to her new owners in in June 2021.

In May 2021, the Company entered into an agreement for the sale of the Kamsarmax class MV Pedhoulas Farmer, built 2012, at a gross sale price of $22.0 million. The sale is expected to be consummated in September 2021.

In May 2021, the Company entered into an agreement for the sale of the Panamax class MV Maria, built 2003, at a gross sale price of $12.0 million. The sale is expected to be consummated in August 2021.

In June 2021, the Company entered into an agreement for the sale of the Panamax class MV Koulitsa, built 2003, at a gross sale price of $13.6 million. The sale is expected to be consummated in October 2021.

New credit facility

In June 2021, the Company entered into a credit facility of $70.0 million with a five-year tenor, comprising of a term loan tranche of $30.0 million and a reducing revolving credit facility tranche providing for a draw down capacity of up to $40.0 million, with respect to seven vessels. The agreement contained financial covenants in line with the existing loan and credit facilities of the Company. The proceeds from the credit facility refinanced loan facilities of $64.3 million maturing in 2023, in respect of eight vessels, seven of which secure the new credit facility and one of which remained debt free. We do not intend to utilize the full capacity of the revolving credit facility tranche at this time. The refinancing transaction was evaluated and approved by the Board of Directors of the Company, excluding an independent member of the Board of the Company, who serves as the Chief Executive Officer of the financial institution that is the lender in the transaction.

Debt Profile

As of June 30, 2021, our consolidated debt before deferred financing costs was $496.1 million. The loan repayment schedule of the Company as of June 30, 2021, is presented below in Table 2.

During the second quarter of 2021, we voluntary prepaid debt in relation to vessels sales or debt refinancing in the aggregate amount of $182.3 million, made scheduled principal payments of $9.7 million and had loan drawdowns of $80.5 million.

Table 2: Loan repayment Schedule

(in USD millions)

Ending December 31,	2021	2022	2023	2024	2025	2026	2027	2028-2031	Total
June 30, 2021	31.3	46.2	76.0	168.0	62.9	56.9	43.5	11.3	496.1

Liquidity, capital expenditure requirements and debt as of June 30, 2021

We had $127.4 million in cash, cash equivalents, bank time deposits and restricted cash, $67.0 million in undrawn borrowing capacity available under revolving reducing credit facilities and $54.7 million in secured commitments for loan and sale and lease back agreements, in relation to two newbuild vessels and refinancing of one existing vessel. Furthermore, excluding the vessels committed for sale, we have additional borrowing capacity in relation to one unencumbered existing vessel and to three newbuilds upon their delivery.

We had a  fleet of 40 vessels, three of which have been committed to be sold but have not yet been delivered to their new owners. In addition, the Company had committed to the purchase of a second-hand Panamax, and had placed orders for five newbuild vessels.

The remaining capital expenditure requirements were $151.0 million in aggregate, consisting of $130.9 million in relation to the five newbuild vessels, $17.6 million in relation to the second-hand acquisition and $2.5 million in relation to one exhaust gas cleaning device (‘Scrubber’) and ballast water treatment systems (‘BWTS’) retrofits. The schedule of payments of the remaining capital expenditure requirements is $19.4 million in 2021, $57.4 million in 2022, and $74.2 million in 2023.

The remaining proceeds in relation to committed sale of the three vessels were $47.6 million.

We had $496.1 million of outstanding consolidated debt before deferred financing costs, reduced from $607.6 million as of March 31, 2021.

Liquidity, capital expenditure requirements and debt as of July 23, 2021

We had $115.6 million in cash, cash equivalents, bank time deposits, restricted cash, $67.0 million in undrawn borrowing capacity available under revolving credit facilities and $54.7 million in secured commitments for loan and sale and lease back agreements, in relation to two newbuild vessels and refinancing of one existing vessel. Furthermore, excluding the vessels committed for sale, we have additional borrowing capacity in relation to one unencumbered existing vessel and to six newbuilds upon their delivery.

We had a fleet of 40 vessels, three of which have been committed to be sold but have not yet been delivered to their new owners. In addition, the Company had committed the purchase of one second-hand Panamax vessel, and had placed orders for eight newbuild vessels.

The remaining capital expenditure requirements were $230.0 million in aggregate, consisting of $210.0 million in relation to the eight newbuild vessels, $17.6 million in relation to the second-hand acquisition and $2.4 million in relation to one exhaust gas cleaning device (‘Scrubber’) and ballast water treatment systems (‘BWTS’) retrofits. The schedule of payments of the remaining capital expenditure requirements is $19.3 million were payable in 2021, $57.4 million in 2022, and $107.1 million in 2023 and $46.2 million in 2024.

The remaining proceeds in relation to committed sale of the three vessels were $47.6 million.

We had $482.2 million of outstanding consolidated debt before deferred financing costs, reduced from $496.1 million as of June 30, 2021.

Derivatives

In May 2021, the Company entered into a pay-fixed, receive-variable interest rate derivative contract commencing in May 2021 and maturing in May 2026, at a fixed rate of 0.95% and for a notional amount of $50.0 million. As of June 30, 2021, the aggregate notional amount of outstanding interest rate derivative contracts was $323.0 million or about 65% of the aggregate debt outstanding at that date.

During the second quarter the Company entered into forward freight agreements on the Panamax index for 90 days in aggregate for the period to June 2022, with the objective of reducing the risk arising from the volatility in the charter rates.

Subsequently, in July 2021, the Company entered into two pay-fixed, receive-variable interest rate derivative contracts commencing July 2021 and maturing July 2026: i) at a fixed rate of 0.829%  for a notional amount of $10.0 million and ii) at a fixed rate of 0.77%  for a notional amount of $20.0 million. As of July 23, 2021, the aggregate notional amount of outstanding interest rate derivative contracts was $353.0 million or about 73% of the aggregate debt outstanding at that date.

Environmental Social Responsibility - Environmental investments - Dry-dockings

The Company continues the retrofit of its vessels with ballast water treatment systems, having installed such systems on 31 of its vessels as of June 30, 2021.  In February 2021, the Company entered into an agreement for an additional scrubber installation in one of its Capesize class vessels, during the fourth quarter of 2021.

The Company has not scheduled dry-dockings for the third quarter of 2021 and has scheduled five dry-dockings for the fourth quarter 2021 with an estimated number of 120 down-time days.

Dividend Policy

The Company has not declared a dividend on the Company’s common stock for the second quarter of 2021. The Company had 119,488,328 shares of common stock issued and outstanding as of July 23, 2021.

The Company declared a cash dividend of $0.50 per share on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from April 20, 2021 to July 29, 2021, which is scheduled to be paid on July 30, 2021 to the respective shareholders of record as of July 23, 2021.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Conference Call

On Thursday, July 29, 2021 at 9:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Wednesday, August 4, 2021. To listen to the archived audio file, visit our website www.safebulkers.com and click on Events & Presentations.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2021 Results

During the second quarter of 2021, we operated in an improved charter market environment compared to the first quarter of 2021, with lower interest expenses, while our net revenues of $81.6 million during the second quarter of 2021, compared to $48.3 million for the same period in 2020,  were further increased by the earnings from scrubber fitted vessels and the reduced voyage expenses. During the second quarter of 2021, we had a TCE of $21,098 compared to a TCE of $8,094 during the same period in 2020. The net income for the second quarter of 2021, reached $32.4 million compared to net loss of $13.9 million during the same period in 2020. In more detail the change in net income resulted from the following main factors:

Net revenues: Net revenues increased by 69% to $81.6 million for the second quarter of 2021, compared to $48.3 million for the same period in 2020, mainly due to the increased TCE rate as a result of the improved market, assisted by the additional revenues earned by our scrubber fitted vessels.

Voyage expenses: Voyage expenses decreased to $3.4 million for the second quarter of 2021 compared to $18.6 million for the same period in 2020, as a net effect of decreased vessel repositioning expenses, lower loss on bunkers sales and reduced bunker consumption costs for scrubber fitted vessels under charter agreements which provide for variable consideration based on the bunker consumption.

Vessel operating expenses: Vessel operating expenses increased by 2% to $18.4 million for the second quarter of 2021 compared to $18.0 million for the same period in 2020, as a result of the combined effect of reduced dry-dockings and provision of technical services and increased crew repatriation expenses due to the COVID-19 pandemic. In more detail: i) spares decreased to $2.2 million for the second quarter of 2021, compared to $2.3 million for the same period in 2020, ii) repairs and maintenance decreased to $2.3 million compared to $3.5 million for the same period in 2020, iii) dry docking expense decreased to $1.2 million related to two fully and one partially completed drydockings during the second quarter of 2021, compared to $1.8 million related to two fully and two partially completed dry dockings for the same period of 2020, iv) crew wages, repatriation and related costs increased to $9.3 million for the second quarter of 2021 compared to $7.9 million for the same period in 2020 and v) stores and provisions increased to $1.9 million for the second quarter of 2021, compared to $1.6 million for the same period in 2020. The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period. Excluding dry-docking and pre-delivery costs of $1.1 million and $2.0 million for the second quarter of 2021 and 2020, respectively, vessel operating expenses increased to $17.2 million for the second quarter of 2021 compared to $16.0 million for the same period in 2020, mainly as a result of the increased crew repatriation expenses due to the COVID-19 restrictions. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses to the number of vessel deliveries and second hand acquisitions in each period. Certain other shipping companies may defer and amortize dry-docking expense and many do not include dry-docking expenses within vessel operating expenses costs and present these separately.

Depreciation: Depreciation decreased by 3% to $13.0 million for the second quarter of 2021, compared to $13.5 million for the same period in 2020, as a result of the cessation of depreciation for the vessels Paraskevi and Vassos which were classified as assets held for sale during the fourth quarter of 2020 and during the first quarter of 2021, respectively, and a result of the cessation of depreciation for the vessels Pedhoulas Builder, Pedhoulas Farmer, Koulitsa and Maria which were all classified as assets held for sale during the second quarter of  2021, partially offset by the acquisition of the MV Paraskevi 2 during the first quarter of 2021 .

Interest expense: Interest expense decreased to $4.1 million in the second quarter of 2021 compared to $5.9 million for the same period in 2020, as a result of the reduction of the outstanding loans as well as the decreased USD LIBOR affecting the weighted average interest rate of our loans and credit facilities.

Impairment and loss on assets: Loss on sale of assets for the second quarter of 2021 amounted to $2.0 million, compared to zero for the same period in 2020, as a result of a non-cash loss of $1.8 million from the sale of MV Pedhoulas Builder, of $0.1 million from the sale of MV Vassos and of $0.1 million from the sale of MV Paraskevi.

Daily vessel operating expenses: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, increased by 3% to $4,874 for the second quarter of 2021 compared to $4,729 for the same period in 2020. Daily vessel operating expenses excluding dry-docking and pre-delivery expenses increased by 9% to $4,568 for the second quarter of 2021 compared to $4,207 for the same period in 2020.

Daily general and administrative expenses14: Daily general and administrative expenses, which include management fees payable to our Managers and daily company administrations expenses, increased by 8% to $1,488 for the second quarter of 2021, compared to $1,374 for the same period in 2020, as a result of strengthened exchange rate of Euro versus USD affecting our management fees which are denominated in Euro, partly offset by the decreased company administration expenses.

Balance sheet

Assets held for sale/Liabilities directly associated with assets held for sale: As of June 30, 2021, we had classified the assets and liabilities directly associated with the vessels Maria, Koulitsa and Pedhoulas Farmer as assets held for sale and presented them on the balance sheet separately under (a) current assets in the amount of $38.0 million, which represents the net book value of the vessels and their inventories, and (b) liabilities directly associated with assets held for sale of $17.2 million, representing the outstanding balance of the credit facility relating to the vessel Pedhoulas Farmer net of deferred finance charges.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2020	2021	2020	2021
REVENUES:
Revenues	50,054	84,963	97,640	150,185
Commissions	(1,773)	(3,385)	(3,644)	(6,089)
Net revenues	48,281	81,578	93,996	144,096
EXPENSES:
Voyage expenses	(18,583)	(3,430)	(31,787)	(7,806)
Vessel operating expenses	(18,000)	(18,406)	(35,799)	(36,294)
Depreciation	(13,459)	(13,006)	(26,565)	(26,330)
General and administrative expenses	(5,230)	(5,618)	(10,345)	(11,097)
Impairment and loss on assets	—	(1,973)	—	(3,393)
Early redelivery income	—	—	—	7,555
Operating (loss)/income	(6,991)	39,145	(10,500)	66,731
OTHER (EXPENSE) / INCOME:
Interest expense	(5,868)	(4,062)	(12,292)	(8,314)
Other finance cost	(206)	(73)	(359)	(224)
Interest income	135	19	519	52
Loss on derivatives	(783)	(2,266)	(736)	(3,162)
Foreign currency gain/(loss)	233	407	434	(175)
Amortization and write-off of deferred finance charges	(401)	(724)	(896)	(1,144)
Net (loss)/income	(13,881)	32,446	(23,830)	53,764
Less Preferred dividend	2,874	2,746	5,746	5,571
Less/(Plus) Mezzanine equity measurement	53	—	135	(271)
Net (loss)/income available to common shareholders	(16,808)	29,700	(29,711)	48,464
(Loss)/earnings per share basic and diluted	(0.16)	0.27	(0.29)	0.45
Weighted average number of shares	102,726,265	109,696,378	103,067,556	106,547,372

	Six-Months Period Ended June 30,
	2020	2021
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	20.4	85.9
Net cash (used in)/provided by investing activities	(40.9)	11.7
Net cash provided by/(used in) financing activities	11.4	(83.2)
Net (decrease)/increase in cash and cash equivalents	(9.1)	14.4

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2020	June 30, 2021
ASSETS
Cash, time deposits, and restricted cash	105,218	115,211
Other current assets	21,459	18,323
Assets held for sale	8,057	37,981
Vessels, net	942,164	859,960
Advances for vessels	9,126	31,205
Restricted cash non-current	18,754	12,150
Other non-current assets	851	2,630
Total assets	1,105,629	1,077,459
LIABILITIES AND EQUITY
Current portion of long-term debt	75,784	27,270
Liabilities directly associated with assets held for sale	3,983	17,235
Other current liabilities	24,948	23,256
Long-term debt, net of current portion	531,883	446,923
Other non-current liabilities	6,172	8,485
Mezzanine equity	18,112	—
Shareholders’ equity	444,747	554,290
Total liabilities and equity	1,105,629	1,077,459

TABLE 4

RECONCILIATION OF ADJUSTED NET (LOSS)/INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED (LOSS)/EARNINGS PER SHARE

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
(In thousands of U.S. Dollars except for share and per share data)	2020	2021	2020	2021
Adjusted Net Income/(Loss)
Net (Loss)/Income	(13,881)	32,446	(23,830)	53,764
Plus Impairment and loss on assets	—	1,973	—	3,393
Plus Loss on derivatives	783	2,266	736	3,162
Plus Foreign currency (gain)/loss	(233)	(407)	(434)	175
Less Early Redelivery Income	—	—	—	(7,555)
Adjusted net (loss)/income	(13,331)	36,278	(23,528)	52,939
EBITDA - Adjusted EBITDA
Net (loss)/income	(13,881)	32,446	(23,830)	53,764
Plus Net Interest expense	5,733	4,043	11,773	8,262
Plus Depreciation	13,459	13,006	26,565	26,330
Plus Amortization and write-off of deferred finance charges	401	724	896	1,144
EBITDA	5,712	50,219	15,404	89,500
Plus Impairment and loss on assets	—	1,973	—	3,393
Less Early Redelivery Income	—	—	—	(7,555)
Plus Loss on derivatives	783	2,266	736	3,162
Plus Foreign currency (gain)/loss	(233)	(407)	(434)	175
ADJUSTED EBITDA	6,262	54,051	15,706	88,675
Earnings per share
Net (loss)/income	(13,881)	32,446	(23,830)	53,764
Less Preferred dividend	2,874	2,746	5,746	5,571
Less/(Plus) Mezzanine equity measurement	53	—	135	(271)
Net (loss)/income available to common shareholders	(16,808)	29,700	(29,711)	48,464
Weighted average number of shares	102,726,265	109,696,378	103,067,556	106,547,372
(Loss)/Earnings per share	(0.16)	0.27	(0.29)	0.45
Adjusted (Loss)/Earnings per share
Adjusted Net (Loss)/Income	(13,331)	36,278	(23,528)	52,939
Less Preferred dividend	2,874	2,746	5,746	5,571
Less/(Plus) Mezzanine equity measurement	53	—	135	(271)
Adjusted Net (loss)/income available to common shareholders	(16,258)	33,532	(29,409)	47,639
Weighted average number of shares	102,726,265	109,696,378	103,067,556	106,547,372
Adjusted (Loss)/Earnings per share	(0.16)	0.31	(0.29)	0.45

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are not recognized measurements under US

GAAP.

- EBITDA represents Net income before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before loss on sale of assets, loss on derivatives, early redelivery income and gain/(loss) on foreign currency.

- Adjusted Net income/(loss) represents Net income/(loss) before impairment and loss on assets, loss on derivatives, early redelivery income and gain/(loss) on foreign currency.

- Adjusted earnings/(loss) per share represents Adjusted Net income/(loss) less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares.

- EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in

(i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The

Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA and

Adjusted Net Income/Loss generally further eliminates from EBITDA and Net Income/(Loss) respectively the effects from impairment and loss on assets, loss on derivatives, early redelivery income and gain/(loss) on foreign currency and loss on inventory valuation, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA,

Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. While EBITDA and Adjusted EBITDA, Adjusted Net

income/(loss) and Adjusted earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating

Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 5: FLEET DATA, AVERAGE DAILY INDICATORS RECONCILIATION

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2020	2021	2020	2021
FLEET DATA
Number of vessels at period’s end	42	40	42	40
Average age of fleet (in years)	9.60	10.27	9.60	10.27
Ownership days (1)	3,806	3,776	7,537	7,580
Available days (2)	3,669	3,704	7,246	7,439
Average number of vessels in the period (3)	41.82	41.49	41.41	41.88
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$8,094	$21,098	$8,585	$18,321
Daily vessel operating expenses (5)	$4,729	$4,874	$4,750	$4,788
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$4,207	$4,568	$4,246	$4,463
Daily general and administrative expenses (7)	$1,374	$1,488	$1,373	$1,464
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$50,054	$84,963	$97,640	$150,185
Less commissions	(1,773)	(3,385)	(3,644)	(6,089)
Less voyage expenses	(18,583)	(3,430)	(31,787)	(7,806)
Time charter equivalent revenue	$29,698	$78,148	$62,209	$136,290
Available days (2)	3,669	3,704	7,246	7,439
Time charter equivalent rate (4)	$8,094	$21,098	$8,585	$18,321

_____________

(1) Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represent the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild or second hand acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Table 6: Detailed fleet and employment profile as of July 23, 2021

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Maria [19]	76,000	2003	Japan	Spot	$25,000	3.75%	June 2021	August 2021
Koulitsa [20]	76,900	2003	Japan	Period	$19,000	5.00%	April 2021	September 2021
Katerina	76,000	2004	Japan	Period	97.5% BPI 74	5.00%	December 2020	October 2021
				Period	$23,000	5.00%	October 2021	March 2022
Maritsa	76,000	2005	Japan	Period	97.5% BPI 74	3.75%	December 2020	October 2021
Paraskevi2	75,000	2011	Japan	Period	$13,800	5.00%	April 2021	July 2022
Efrossini	75,000	2012	Japan	Period	101.5% BPI 74	5.00%	December 2020	October 2021
Zoe [11]	75,000	2013	Japan	Period	$11,650	5.00%	September 2020	July 2021
				Period	104.25% BPI 74	5.00%	August 2021	May 2022
Kypros Land [11,15]	77,100	2014	Japan	Period	$13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea [15]	77,100	2014	Japan	Period	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Bravery [14]	78,000	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky [9,14]	77,100	2015	Japan	Period	$11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty [14]	78,000	2015	Japan	Period	$11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kypros Spirit [9,15]	78,000	2016	Japan	Period	$13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$25,250	5.00%	June 2021	October 2021
Pedhoulas Trader	82,300	2006	Japan	Period	98% BPI 82	5.00%	February 2021	December 2021
Pedhoulas Leader	82,300	2007	Japan	Period	98% BPI 82	5.00%	December 2020	August 2021
Pedhoulas Commander	83,700	2008	Japan	Period	$9,950	5.00%	June 2020	August 2021
				Period	$20,500	5.00%	August 2021	July 2022
Pedhoulas Fighter	81,600	2012	China	Period [12]	$19,700	5.00%	April 2021	November 2021
Pedhoulas Farmer [5]	81,600	2012	China	Spot	$23,000	5.00%	April 2021	July 2021
Pedhoulas Cherry	82,000	2015	China	Period [13]	$23,000	5.00%	June 2021	March 2022
Pedhoulas Rose [6]	82,000	2017	China	Period [13]	$13,750	5.00%	December 2020	September 2021
Pedhoulas Cedrus[18]	82,000	2017	China	Period	$27,800	3.75%	July 2021	May 2022
Post-Panamax
Marina	87,000	2006	Japan	Spot[12]	$34,000	5.00%	July 2021	August 2021
Xenia	87,000	2006	Japan	Period [12]	$20,750	5.00%	March 2021	September 2021
				Period	$24,200	5.00%	September 2021	June 2022
Sophia	87,000	2,007	Japan	Spot	$27,250	5.00%	June 2021	July 2021
				Spot	$25,000	5.00%	July 2021	September 2021
Eleni	87,000	2008	Japan	Spot[12]	$27,850	5.00%	June 2021	August 2021
Martine	87,000	2009	Japan	Period[13]	$15,100	5.00%	June 2021	August 2022
Andreas K	92,000	2009	South Korea	Spot	$29,000	5.00%	June 2021	July 2021
				Spot	$30,000	5.00%	July 2021	September 2021
Panayiota K [10]	92,000	2010	South Korea	Spot [13]	$34,500	5.00%	July 2021	August 2021
Agios Spyridonas [10]	92,000	2010	South Korea	Spot	$30,850	3.75%	June 2021	August 2021
				Spot	$31,500	3.75%	August 2021	September 2021
Venus Heritage [11]	95,800	2010	Japan	Spot [12]	$32,000	4.50%	June 2021	August 2021
Venus History [11]	95,800	2011	Japan	Spot[13]	$32,500	5.00%	June 2021	August 2021
Venus Horizon	95,800	2012	Japan	Spot[13]	$35,500	5.00%	July 2021	August 2021
Troodos Sun	85,000	2016	Japan	Spot	BPI 82 5TC * 114%	5.00%	June 2021	March 2023
Troodos Air	85,000	2016	Japan	Spot[13]	$16,350	5.00%	March 2021	May 2022
Troodos Oak	85,000	2020	Japan	Spot	$29,400	3.75%	July 2021	May 2022
Capesize
Mount Troodos [16]	181,400	2009	Japan	Period [12]	$26,600	5.00%	April 2021	January 2022
Kanaris	178,100	2010	China	Period [7]	$25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period	$38,000	5.00%	January 2012	January 2022
Lake Despina [21]	181,400	2014	Japan	Period [8]	BCI * 119%	5.00%	February 2021	January 2022
TOTAL	3,705,100
Orderbook and Second-hand acquisition
Koulitsa2 [22]	78,100	2013	Japan	Period	$24,000	3.75%	July 2021	June 2022
TBN[17]	82,000	Q2 2022	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q1 2024	Japan
TBN	82,000	Q1 2024	Japan
TBN	87,000	Q3 2022	Japan
TBN	87,000	Q1 2023	Japan
TBN	87,000	Q2 2023	Japan

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3) Commissions reflect payments made to third-party brokers or our charterers.

(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of July 23, 2021, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5) MV Pedhoulas Farmer was sold and leased back in 2015 on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the bareboat charter period and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices. On May 7, 2021, the Company entered into an agreement for the sale of  MV Pedhoulas Farmer which sale is expected to be consummated in September 2021.

(6) MV Pedhoulas Rose was sold and leased back, in 2017 on a bareboat charter basis for a period of 10 years, with a purchase obligation at the end of the bareboat charter period and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

(7) Charterer agreed to reimburse us for part of the cost of the scrubbers and BWTS to be installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(8) A period time charter of 11 to 13 months at a gross daily charter rate linked to the Baltic Exchange Capesize Index (“BCI'') times 119%.

(9) MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(10) MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(11) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

(12) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.

(13) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented.

(14) A period time charter of 5 years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(15) A period time charter of 5 years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(16) A period time charter at a gross daily charter rate linked to the BCI' times 103.5% plus 80% of scrubber benefit.

(17) The newbuild vessel will be sold and leased back upon delivery in 1H 2022, on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(18) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(19) The Company has entered an agreement to sell the vessel with expected delivery to her new owners in August 2021.

(20) The Company has entered an agreement to sell the vessel with expected delivery to her new owners in October 2021.

(21) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company.five years and six months following the commencement of the bareboat charter period at a predetermined purchase price.

(22) On June 16, 2021, the Company entered into an agreement for the acquisition of the 2013-built Japanese Panamax class MV Koulitsa 2. The vessel was delivered to the Company on July 26, 2021 and chartered for 11 to 14 months at a gross daily charter rate of $24,000.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the recent COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com